SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer s ID (CNPJ): 76.483.817/0001-20
 PUBLICLY HELD COMPANY
CVM Registration no. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND EIGHTY-FIRST
ORDINARY BOARD OF DIRECTORS MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, city of Curitiba, state of Paraná. 2. DATE: August 8, 2018 8:30 a.m. 3. PRESIDING: MAURICIO SCHULMAN - Chairman; JONEL NAZARENO IURK Executive Secretary and DENISE TEIXEIRA GOMES - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I.	The Board of Directors carried out a preliminary analysis of the Interim Financial Information for the second quarter of 2018 and unanimously decided that the matter will be resolved at an extraordinary meeting.
II.	The Board of Directors received information on the Company s budge execution.
III.	The Board of Directors analyzed the new version of the Company s Dividend Policy, requested improvements and determined that the matter must be resolved on the next meeting.
IV.	The Board of Directors unanimously approved the Policy for Hiring Independent Auditor Services.
V.	The Board of Directors unanimously approved the Company s Integrity Policy and the update of the Integrity Program.
VI.	The Board of Directors received information on the action plans and projects to mitigate flaws identified by the independent auditor Deloitte.
VII.	The Board of Directors analyzed the proposal to review the Board s Internal Rules and, after the discussions, it resolved that the matter must be resolved on the next meeting.
VIII.	The Board of Directors received information on the tariff structure of Copel Distribuição S.A.
IX.	The Board of Directors received a report from the Company s Finance committee and accepted the recommendations therein.
X.	The Board of Directors received a report from the Company s Statutory Audit Committee on several matters.
XI.	The Board of Directors received information on the affiliate Sercomtel.
XII.	The Board of Directors received a report from the Company s CEO on several corporate matters.

5. SIGNATURES: MAURICIO SCHULMAN - Chairman; JONEL NAZARENO IURK Executive Secretary; ADRIANA ANGELA ANTONIOLLI; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; MAURO RICARDO MACHADO COSTA; OLGA STANKEVICIUS COLPO; ROGÉRIO PERNA; SERGIO ABU JAMRA MISAEL; and DENISE TEIXEIRA GOMES - Secretary.

The full text of the minutes of the 181st Ordinary Board of Directors Meeting was drawn up in the Company s book no. 9.

DENISE TEIXEIRA GOMES
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date August 9, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.